Entergy Texas, Inc.
350 Pine Street
Beaumont, Texas 77701

Entergy Texas Restoration Funding, LLC
Capital Center
919 Congress Avenue, Suite 840-C
Austin, Texas 78701

October 20, 2009

By Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Ms. Michelle Lacko

Re: Entergy Texas, Inc.
Entergy Texas Restoration Funding, LLC
Registration Statement on Form S-3
Filed September 15, 2009
File Numbers 333-161911 and 333-161911-01

Dear Ms. Lacko:

Set forth below please find the response of the registrants, Entergy Texas, Inc. and Entergy Texas Restoration Funding, LLC, to the comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated October 6, 2009, with respect to the Form S-3 filed with the Commission by the registrants on September 15, 2009, File nos. 333-161911 and 333-161911-01 (the "Registration Statement"). For ease of reference, the staff's comments have been repeated below in italics. Each comment is followed by the registrants' response, and we refer to each of your comments by the number assigned to it by you.

We have filed Amendment No. 1 to the Registration Statement in conjunction with this letter.

Registration Statement on Form S-3

General

COMMENT:

  Please confirm that all depositors or any issuing entity previously established, directory or indirectly, by the depositor or any affiliate of the depositors has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

  RESPONSE:

  We confirm that the sponsor and the issuing entity previously established, directly or indirectly, by the sponsor or any affiliate of the sponsor that securitized transition property has been current and timely with Exchange Act reporting during the last twelve months. The affiliate of the sponsor that has previously issued asset-backed securities involving the same asset class (i.e. transition property) is Entergy Gulf States Reconstruction Funding I, LLC, whose CIK code is 0001396549.

  COMMENT:

  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than two business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

  RESPONSE:

  We confirm that the material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

  COMMENT:

  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

RESPONSE:

We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

The registrants, Entergy Texas, Inc. and Entergy Texas Restoration Funding, LLC, in connection with our response to the staff's comments, hereby acknowledge that:

1. the registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please contact Eric Tashman (415-772-1214 or etashman@sidley.com) at Sidley Austin LLP with any questions or comments regarding this matter. Thank you for your time and attention.

Sincerely,

ENTERGY TEXAS, INC.

By:/s/ Theodore H. Bunting, Jr.____
Name: Theodore H. Bunting, Jr.
Title: Senior Vice President and Chief Accounting Officer

ENTERGY TEXAS RECONSTRUCTION FUNDING, LLC

By:__/s/ Theodore H. Bunting, Jr.
Name: Theodore H. Bunting, Jr.
Title: Chief Accounting Officer